Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for February 2017 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for February 2017 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In February 2017, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 4.31% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic routes increased by 4.03%, passenger capacity on regional routes decreased by 32.06% and passenger capacity for international routes increased by 7.76%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 8.10%. Of which, passenger traffic for domestic routes increased by 9.03%, passenger traffic on regional routes decreased by 31.96% and passenger traffic on international routes increased by 8.62%, respectively as compared to the same period last year. The passenger load factor was 84.02%, representing an increase of 2.95 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic, international and regional routes increased 3.88 percentage points, 0.66 percentage point and 0.11 percentage point as compared to the same period last year, respectively. The Group has launched Yanji - Qingdao route (seven flights per week) since 2 February 2017 and has launched Chongqing - Lhasa route (seven flights per week) since 14 February 2017 .

In terms of cargo operations, in February 2017, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 3.86% as compared to the same period last year, and cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 28.51% as compared to the same period last year. The cargo load factor was 42.22%, representing an increase of 8.10 percentage points as compared to the same period last year.

In February 2017, the Group had introduced three A320neo aircraft and one A321 aircraft, and had terminated the lease of one A319 aircraft. As of the end of February 2017, the Group operated a fleet of 709 aircraft with 256 aircraft self-owned, 204 aircraft under finance lease and 249 under operating lease.

KEY OPERATION DATA OF FEBRUARY 2017

Capacity	February 2017			Cumulative 2017
	Amount	Month-on-Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	12,787.91	-2.17	9.03	25,859.84	12.54
Regional	228.24	-6.55	-31.96	472.49	-23.29
International	5,245.17	-10.87	8.62	11,129.93	16.03
Total	18,261.33	-4.89	8.10	37,462.26	12.89
RTK (in million)
Domestic	1,225.78	-4.75	10.72	2,512.75	11.37
Regional	21.22	-7.09	-29.07	44.06	-21.54
International	744.37	-16.58	16.67	1,636.63	15.27
Total	1,991.37	-9.57	12.19	4,193.44	12.36
RTK - Cargo and Mail (in million)
Domestic	111.82	-26.51	22.58	263.96	3.81
Regional	1.50	-12.62	32.89	3.21	6.37
International	287.52	-24.69	30.96	669.32	14.42
Total	400.84	-25.17	28.51	936.50	11.19
Passengers carried (in thousand)
Domestic	8,486.20	-2.19	8.60	17,162.84	12.41
Regional	182.70	-8.22	-27.63	381.76	-17.61
International	1,256.93	-8.40	2.56	2,629.13	11.21
Total	9,925.83	-3.14	6.82	20,173.73	11.49
Cargo and mail carried (in thousand tonnes)
Domestic	69.30	-26.63	19.51	163.75	3.78
Regional	1.34	-10.83	31.41	2.84	4.52
International	33.03	-22.34	28.96	75.57	11.88
Total	103.67	-25.14	22.51	242.17	6.18

Capacity	February 2017			Cumulative 2017
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	15,128.35	-5.99	4.03	31,221.33	7.39
Regional	300.51	-11.37	-32.06	639.58	-22.92
International	6,306.61	-8.94	7.76	13,232.40	12.50
Total	21,735.46	-6.95	4.31	45,093.31	8.23
ATK (in million)
Domestic	1,753.43	-5.88	2.45	3,616.33	5.91
Regional	35.22	-12.78	-34.39	75.59	-24.84
International	1,116.86	-15.02	9.05	2,431.08	11.97
Total	2,905.51	-9.70	4.16	6,123.01	7.68
ATK - Cargo and Mail (in million)
Domestic	391.88	-5.47	-2.68	806.41	1.06
Regional	8.17	-17.13	-41.07	18.03	-30.39
International	549.27	-20.50	10.41	1,240.17	11.46
Total	949.30	-14.88	3.86	2,064.61	6.62

Load Factor	February 2017			Cumulative 2017
	Figure (%)	MoM Change (Percentage Point)	YoY Change (Percentage Point)	Figure (%)	YoY Change (Percentage Point)
Passenger Load Factor (RPK/ASK)
Domestic	84.53	3.30	3.88	82.83	3.79
Regional	75.95	3.92	0.11	73.88	-0.36
International	83.17	-1.8	0.66	84.11	2.56
Total	84.02	1.82	2.95	83.08	3.43
Cargo and Mail Load Factor
Domestic	28.53	-8.17	5.88	32.73	0.87
Regional	18.32	0.94	10.20	17.81	6.15
International	52.35	-2.91	8.21	53.97	1.39
Total	42.22	-5.81	8.10	45.36	1.87
Overall Load Factor (RTK/ATK)
Domestic	69.91	0.83	5.22	69.48	3.41
Regional	60.26	3.69	4.52	58.29	2.45
International	66.65	-1.24	4.36	67.32	1.93
Total	68.54	0.10	4.90	68.49	2.85

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

14 March 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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